Exhibit 77c

A Special Meeting of the Shareholders of the High Yield Bond Trust was held on April 12, 2006. The purpose of the Special Meeting was to ask shareholders to consider the approval of an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of the High Yield Bond Trust by Western Asset Management High Yield Bond Portfolio, a series of Metropolitan Series Fund, Inc., in exchange for shares of Western Asset Management High Yield Bond Portfolio and the assumption by Western Asset Management High Yield Bond Portfolio of the liabilities of High Yield Bond Trust. The shareholders of the High Yield Bond Trust approved the proposal and the results of the votes are as set forth below.

For	10,969,522.218
Against	233,893.831
Abstain	379,570.536
Broker Non-votes	0.000
TOTAL	11,582,986.585